March 11, 2022

VIA EDGAR

Matthew S. Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Athene Annuity and Life Company Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-252851 (the “Registration Statement”)

Dear Mr. Williams:

We are filing today Post-effective Amendment No. 1 to the above-referenced Registration Statement (Amplify 2.0). Please note that the registration statement for Amplify 2.0 NF is addressed in a separate correspondence. The purpose of this amendment is to add a new product feature (Performance Lock) in which the contract owner may lock in performance in the middle of a Segment Term Period for Index-Linked Segment Options. Subject to state approvals, we are targeting for this feature to be available to new and existing contract holders by the end of June. We have listed the date in brackets in this filing, but will have it finalized by the time our next filing is submitted. Please note that this filing does not include financial information or section 16 information. We will add that information in the next post-effective amendment.

We respectfully request that the Staff of the Securities and Exchange Commission afford the above-referenced post-effective amendment to the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

To assist with your review, I will email you a redline of the Registration Statement, which reflects the changes described in this letter as well as a few clarifying updates. The removal of financials and section 16 is not highlighted in the redline.

•Section 1: Added new definitions for Performance Lock, Performance Lock Value, and Performance Lock Date.
•Section 2: Added a sub-section describing the Performance Lock feature.
•Section 4: Added disclosures describing the risks associated with the Performance Lock feature.
•Section 8: Added a section describing how the Performance Lock feature works and how reallocation of funds back to the locked Index-Linked Segment Options works.

•Appendix B: Added numerical examples to illustrate the mechanics of the Performance Lock feature.

Please contact me if you have any questions or comments on the filings. Thank you for your time.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company